Mail Stop 6010

February 2, 2006

Robert A. Olins
Chief Executive Officer
SpatiaLight, Inc.
Five Hamilton Landing, Suite 100
Novato, California 94949

Re: SpatiaLight, Inc.
Post Effective Amendment No. 4 to
Registration Statement on Form S-3
Filed January 23, 2006
File No. 333-122391

Dear Mr. Olins:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Post-Effective Amendment to Form S-3 (File No. 333-122391)

1.   We note your response to comment 1. However, it is unclear why the prospectus continues to disclose that the filing is "subject to completion."

Risk Factors, page 3

2.   With a view toward disclosure, please provide us the details of your shareholder TV offer, including who will absorb the cost of any discount provided to shareholders and the impact of that cost on your results.

About SpatiaLight, page 13

LG Electronics, Inc., page 14

3.   Please disclose the material terms of the agreement referenced in the penultimate sentence of the second paragraph of this section, including the new period during which you will fill the initial LG purchase. If the referenced agreement is in writing, please file it.

4.   Please revise your disclosure in the third paragraph to discuss the following:

   •   the specific reasons for problems in production of your LCoS sets and lower than
       expected manufacturing yields that you have experienced; and

   •   known, material reasons for changes in your customer's product launch schedule or
       volume expectations.

   If these developments have or are expected to affect your relative competitive position,
   please clearly and directly disclose the effects.

Documents Incorporated by Reference, page 26

5.   Please revise this section to include all the filings you are required to list by Item 12 of
        Forms S-3. We note the Form 8-K filed on January 19, 2006.

Part II

Item 17. Undertakings, page II-3

6.   Please tell us why you have not provided complete undertakings required by Regulation
        S-K Items 512(a)(5), 512(a)(6) and 512(h).

Post-Effective Amendment to Form S-3 (File No. 333-122392)

7.   Please comply with the foregoing comments to the extent they are applicable to Form S-3
        File No. 333-122392.

                                    *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Julie Sherman at (202) 551-3640, or Martin James, Senior Assistant Chief Accountant, at (202) 551-3671, if you have questions regarding our comments on the financial statements and related matters. Please contact Donald C. Hunt at (202) 551-3647 or me at (202) 551-3617 with questions regarding our comments on any other part of your filings.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax):   Melvin Katz, Esq. – Bryan Cave LLP